Exhibit 99.1

IESI-BFC LTD. ANNOUNCES DATE FOR THIRD QUARTER 2010 EARNINGS RELEASE AND
CONFERENCE CALL

Toronto, Ontario – October 1, 2010 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) will report financial results for the three and nine months ended September 30, 2010, on Tuesday, October 26, 2010 after the close of the stock markets.  The Company will host a conference call on Wednesday, October 27, 2010 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 95889067, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, November 10, 2010, at midnight, and can be accessed by dialing 1-800-642-1687, conference code 95889067.  International or local callers can access the replay by dialing 706-645-9291. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in eleven states and the District of Columbia in the U.S., and six Canadian provinces.  Its major brands, IESI, BFI Canada and WSI, are leaders in their respective markets, serving customers with vertically integrated collection and disposal assets.  IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information

Andrea Rudnick
Vice President, Corporate Development & Communications
IESI-BFC Ltd.
Tel:  (416) 401-7750
andrea.rudnick@bficanada.com